Exhibit 99.5

NICE Actimize Positioned As Overall Leader in the 2022 Quadrant Knowledge
Solutions Enterprise Fraud Management Report

For the fourth consecutive year, NICE Actimize emerges as the highest-scoring vendor across
Technology Excellence and Customer Impact metrics in the SPARK Matrix™ ranking

Hoboken, NJ, October 25, 2022 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall Leader in its recently released report titled “SPARK Matrix™: Enterprise Fraud Management (EFM), 2022.” For the fourth consecutive year, the Quadrant Knowledge Solutions research report, which provides competitive analysis and a ranking of enterprise fraud management vendors in the form of its proprietary SPARK Matrix, gave NICE Actimize the highest ratings across the performance parameters of technology excellence and customer impact.

To download a complimentary copy of the Quadrant Knowledge “SPARK Matrix™: Enterprise Fraud Management (EFM), 2022,” please click here.

According to the Quadrant Knowledge Solutions report, “The company’s fraud strategy management capability allows fraud strategy teams to quickly adapt their policies while maintaining a balance between fraud risk, customer experience, and operational capacity.”

Explains Pradnya Gugale, Analyst at Quadrant Knowledge Solutions, “NICE Actimize's scalable Integrated Fraud Management platform (IFM-X) provides a robust and constantly growing set of integrated capabilities across fraud analytics, strategy and decisioning management, and fraud investigation that enables FIs to quickly adapt to the ever-changing fraud and payments environment.

The platform blends the industry's richest fraud risk indicators library with cutting-edge AI/ML behavioral analysis to detect and prevent fraud in real-time, across the customer lifecycle and all payment channels to facilitate a seamless customer experience."

Gugale added, "With its robust real-time fraud detection and prevention capabilities, ability to cater to a variety of use cases, strong customer value proposition, and continued innovations to their broadest range of EFM solutions, NICE Actimize continues to retain its position as a leader in the 2022 SPARK Matrix: Enterprise Fraud Management (EFM)."

In its concluding analysis, Quadrant Knowledge stated, “With its strong domain experience, NICE Actimize is well-positioned to offer a continuously robust solution portfolio to detect and prevent new and advanced fraud typologies.”

“With more than twenty years of experience built into our solutions, NICE Actimize protects the entire customer lifecyle including account opening and identity fraud, early account monitoring and cross channel payments fraud. The advanced analytics and powerful artificial intelligence within our IFM-X enterprise fraud management platform protects the customer lifecycle across all channels and payment types,” said Craig Costigan, CEO, NICE Actimize.

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of the market positioning of the key market participants. SPARK Matrix provides a visual representation of market participants and provides strategic insights on how each supplier ranks related to their competitors, concerning various performance parameters based on the category of technology excellence and customer impact.

For more on NICE Actimize's IFM-X Platform, please click here.

About Quadrant Knowledge Solutions:
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.